CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
3.60% Senior Medium-Term Notes due June 30, 2018	$4,607,000	$628.39

(1)	Calculated pursuant to Rule 457(o) and (r) under the Securities Act of 1933.

Pricing Supplement No. 37 dated July 2, 2013 (To the Prospectus dated April 4, 2011, as supplemented by the Prospectus Supplement dated March 18, 2013)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-173299

ZIONS BANCORPORATION

$4,607,000

3.60% Senior Medium-Term Notes due June 30, 2018

Pricing Supplement No. 37

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due June 30, 2018 (the “Notes”).

CUSIP:	98970ECJ6

Principal Amount:	$4,607,000

Distribution Agent Fee:	0.75% of principal amount ($34,552.50).

Net Proceeds:	$4,571,819.11

Coupon:	3.60%

Public Offering Price:	100.00%

Maturity:	June 30, 2018

Investing in the Notes involves certain risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated March 18, 2013 to read about certain factors you should consider before buying the Notes.

This pricing supplement constitutes a supplement to the prospectus dated April 4, 2011 and the prospectus supplement dated March 18, 2013 and should be read in conjunction with such documents.

The Notes will be our senior unsecured obligations. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, Zions Direct, Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Zions Direct, Inc.

$4,607,000

3.60% Senior Medium-Term Notes due June 30, 2018

Pricing Supplement No. 37 (continued)

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture. We may reopen this series of Notes, and issue additional Notes of this series, under the Indenture in the future.

Interest Payment Dates:	Interest will be paid semiannually on June 30 and December 30, beginning on December 30, 2013, to holders of record as of the preceding June 15 and December 15, respectively.

Day Count:	30/360

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Optional Redemption:	The Notes are not redeemable prior to June 30, 2016. Commencing June 30, 2016, the Notes may be redeemed in whole, but not in part, on such date or on any interest payment date thereafter. Zions Bancorporation will provide notice, in writing, of the optional redemption not less than five business days before the redemption date.

Redemption Price:	100% of the principal amount of the Notes being redeemed plus accrued interest thereon up to, but not including, the redemption date.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by The Depository Trust Company and its participants.

Distribution Agent:	Zions Direct, Inc.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Authenticating / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on July 3, 2013, which is the next business day after the pricing of the Notes (the settlement cycle being referred to as T+1). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.